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                                   Exhibit 20


[LETTERHEAD]A&T
                                         For Further Information:
                                         Elaine Beckwith
FOR IMMEDIATE RELEASE                    860-599-3910, ext. 2630
                                         E-Mail:  ebeckwith@cc.atinc.com
                                         World Wide Web:  http://www.aati.com


                        PRESIDENT AND CEO GARY P. BENNETT
                 ELECTED CHAIRMAN OF ANALYSIS & TECHNOLOGY, INC.

NORTH STONINGTON, CT, FEBRUARY 12, 1997--Analysis & Technology, Inc. (NASDAQ/NMS: AATI) announced today that chief executive officer Gary P. Bennett was elected to the additional post of chairman of the board at the Company's recent board of directors meeting. Bennett replaces James B. Fox, who resigned as chairman but remains a member of the Company's board.

"Everyone at A&T thanks J.B. Fox for his many contributions to the Company's success during his tenure as chairman. I am very pleased at the opportunity to continue to work with J.B. in his capacity of director. We will all benefit from his wisdom and counsel in the years ahead," Bennett said. Fox, 68 years old, has been a director of A&T since 1972 and had been chairman since 1992.

A&T also announced the election of Larry M. Fox, a member of the board of directors for 19 years, as vice-chairman of the board. Mr. Fox will also serve as chairman of the newly established corporate governance committee.

J.B. Fox indicated his complete confidence in the new board leadership. "I know that Gary Bennett and Larry Fox will provide A&T with the direction it needs to successfully pursue the Company's strategy for internal growth, new market development, and growth through acquisition," he said.
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Gary P. Bennett Elected Chairman
February 12, 1997
Page 2 of 2

Gary P. Bennett, 54, joined A&T in 1972 and became an executive vice president in 1978. He was named chief operating officer in 1984, president in 1991, and assumed the additional post of chief executive officer in 1992.

Larry M. Fox, 44, has been a director of A&T since 1978. He is a programs manager for VTEL Corporation, a manufacturer of video conferencing systems; he has been with VTEL since 1991. Larry Fox is the son of James B. Fox.

Analysis & Technology, Inc. works with customers to develop technology-based solutions in engineering services, information technologies, and interactive multimedia training systems.

Except for historical information contained in this report, the information in the report consists of forward looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include changes in Navy program funding priorities, budget reductions in defense programs, and pricing pressures from competitors and/or customers. Other risks and uncertainties are discussed in the documents filed by the Company with the Securities and Exchange Commission.

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              Editors: released on Business Wire February 12, 1997